

June 9, 2009

<u>Via U.S. mail</u>

James R. King, President, Secretary and
Director
Alaska Pacific Energy Corp.
2005 Costa Del Mar Road
Carlsbad, California 92009

> **Re: Alaska Pacific Energy Corp.**
> **Form 10-12G/A**
> **Filed May 29, 2009**
> **File No. 0-53607**

Dear Mr. King:

We have reviewed your filing and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your registration statement was automatically effective by operation of law on June 1, 2009; however, you have yet to clear all of our comments. Please bear in mind that you are now a reporting company under the Exchange Act of 1934 and must continue to file all reports required by such Act. On that note, your first quarterly report on Form 10-Q, covering the quarter ended April

30, 2009, will be due by July 16, 2009, following the guidance in Rule 13a-13 of Regulation 13A.

Market Price of and Dividends on the Registrant's Common Equity, page 32

2.   Please note that your revised description of Rule 144 is not accurate. Please see SEC Release No. 33-8869 (December 6, 2007). Available at:
http://sec.gov/rules/final/2007/33-8869.pdf

Financial Statements

Summary of Significant Accounting Policies, page F-7

3.   We note that your accounting policy on exploration and development costs states that "exploration costs are charged to operations as incurred" as you have not yet commenced principal mining operations. However, you also disclose that you have incurred $41,600 of exploration and development costs as of January 31, 2009 at pages F-7 and F-9 under this heading. As this amount appears to correspond with the carrying value of your mining claim option, rather than exploration and development costs, please revise your disclosures to specify the amounts expensed as exploration and development costs and the amounts capitalized as acquisition costs for the mining claim options.

Exhibit 23

4.   We note your response to prior comment 23, regarding your auditor's letter of consent. You state that the letter has been updated, however we did not find a revised consent included in your filing. Should you opt to include a letter of consent from your auditors in your next amendment, please ensure that the report dates referenced in the letter correspond with those of the audit opinion. If you do not include the consent, please remove this item from your list of exhibits on page 36.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

James R. King
Alaska Pacific Energy Corp.
June 9, 2009
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With regard to the financial statements, you may contact Craig Arakawa at (202) 551-3650 or Karl Hiller at (202) 551-3686. Please contact John Madison at (202) 551-3296, or Michael Karney at (202) 551-3847 if you have any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: C. Arakawa
     K. Hiller
     M. Karney
     J. Madison

     Via facsimile
     Christopher Dieterich
     (310) 312-6680